UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
SCHEDULE TO/A
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)
______________
SONOSITE, INC.
(Name of Subject Company)
______________
SALMON ACQUISITION CORPORATION
FUJIFILM HOLDINGS CORPORATION
(Names of Filing Persons (Purchasers)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

83568G104
(CUSIP Number of Class of Securities)
______________
Kenji Sukeno
General Manager, Subsidiary Management & M&A Group
Corporate Planning Division
FUJIFILM Holdings Corporation
7-3 Akasaka 9-chome, Minato-ku
Tokyo 107-0052, Japan
Tel: +81-3-6271-1111
Fax: +81-3-6271-1135
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)
______________
Copy to:
Clare O’Brien Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 +1-212-848-4000	Kenneth Lebrun Shearman & Sterling LLP 2-2-2 Uchisaiwaicho, 5F Chiyoda-ku, Tokyo, 100-0011 +81-3-5251-1601

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$838,818,820.38	$ 96,128.64
*
Estimated for purposes of calculating the amount of the filing fee only.  The filing fee was determined based on the sum of (i) 14,100,874 currently outstanding shares of SonoSite common stock multiplied by $54.00 per share, (ii) 1,040,087 shares of SonoSite common stock underlying outstanding stock options, multiplied by $27.875 per share (which is the difference between $54.00 per share and the weighted average exercise price per share of the outstanding stock options as of January 12, 2012), (iii) 789,622 shares of SonoSite common stock underlying outstanding restricted stock units, multiplied by $54.00, and (iv) 1,121,750 shares of SonoSite common stock underlying outstanding warrants, multiplied by $7.035 per share (which is the difference between $54.00 per share and the weighted average exercise price per share of the outstanding warrants as of January 12, 2012).

**	Calculated by multiplying the transaction valuation by 0.0001146.
☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $96,128.64	Filing Party: FUJIFILM Holdings Corporation
Form or Registration No.: Schedule TO	Date Filed: January 17, 2012
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on January 17, 2012 by FUJIFILM Holdings Corporation, a corporation organized under the laws of Japan (“Parent”), and by Salmon Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Parent. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of SonoSite, Inc., a Washington corporation (the “Company”), at a purchase price of $54.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 17, 2012 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.  Capitalized terms used and not defined herein shall have the meanings set forth in the Offer to Purchase.

Documentation relating to the Offer has been mailed to the Company’s stockholders and may be obtained free of charge at the SEC’s website at www.sec.gov, and may also be obtained at no charge by directing a request by mail to the information agent for the Offer, Innisfree M&A Incorporated, at 501 Madison Avenue, 20th Floor, New York, NY 10022, or by calling toll-free at (877) 717-3930 or collect at (212) 750-5833 for banks and brokers.

Item 11.

In Section 15 “Certain Legal Matters and Regulatory Approvals”, the text appearing under the heading “Legal Proceedings” is hereby amended and supplemented by deleting the third, and fourth paragraphs in their entirety and adding the following text as new third, fourth, and fifth paragraphs of that section:

“A third purported class action lawsuit was filed in connection with the planned acquisition of the Company by Parent in the Superior Court of Washington in King County on February 2, 2012.  The plaintiffs, Raymond Montminy, Sr. and Brian Snow, purport to bring this suit as a class action on behalf of the public stockholders of the Company.  The complaint alleges that the Company’s directors breached their fiduciary duties by failing to follow a proper sales procedure and failing to procure a fair price for the shareholders of SonoSite. The complaint also alleges that the directors breached their fiduciary duties through materially inadequate disclosures and material omissions. In addition, the complaint alleges that the Company aided and abetted the breaches of fiduciary duties by the Board of Directors of SonoSite.

All plaintiffs seek injunctive relief, damages in an unspecified amount, and attorney’s fees and costs.

On January 5, 2012, the Snohomish County court approved the transfer of the Raul action to King County.  Parent and Purchaser expect all three complaints will be consolidated into a single proceeding after the transfer to King County is complete.”

Item 12.	Exhibits

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(11)          Complaint captioned Raymond Montminy, Sr. and Brian Snow v. SonoSite, Inc. et al., Case Number 12-2-04412-1 SEA filed on February 2, 2012 in the Superior Court of Washington – King County.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2012

SALMON ACQUISITION CORPORATION

By:	/s/ Toru Takahashi
	Name:	Toru Takahashi
	Title:	Vice President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2012

FUJIFILM HOLDINGS CORPORATION

By:	/s/ Shigehiro Nakajima
	Name:	Shigehiro Nakajima
	Title:	Representative Director
Executive Vice President

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)*	Offer to Purchase dated January 17, 2012.

(a)(2)*	Letter of Transmittal.

(a)(3)*	Notice of Guaranteed Delivery.

(a)(4)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)*	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

(a)(6)*	Summary Advertisement as published in The Wall Street Journal on January 17, 2012.

(a)(7)*	Press Release issued by FUJIFILM Holdings Corporation on January 17, 2012.

(a)(8)*	Complaint captioned Rohit Sangal v. SonoSite, Inc. et al., Case Number 11-2-44110-5 SEA filed on December 21, 2011 in the Superior Court of Washington – King County.

(a)(9)*	Complaint captioned David Raul as custodian for Pinchus E. Raul Utma v. Kevin Goodwin, et al., filed on December 21, 2011 in the Superior Court of Washington – Snohomish County.

(a)(10)*	Amended complaint captioned Rohit Sangal v. SonoSite, Inc. et al., Case Number 11-2-44110-5 SEA filed on January 23, 2012 in the Superior Court of Washington – King County.

(a)(11)	Complaint captioned Raymond Montminy, Sr. and Brian Snow v. SonoSite, Inc. et al., Case Number 12-2-04412-1 SEA filed on February 2, 2012 in the Superior Court of Washington – King County.

(d)(1)*
Agreement and Plan of Merger, dated as of December 15, 2011, among FUJIFILM Holdings Corporation, Salmon Acquisition Corporation and SonoSite, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by SonoSite, Inc. with the SEC on December 15, 2011).

(d)(2)*	Confidentiality Agreement, dated August 26, 2011, between FUJIFILM Corporation and SonoSite, Inc.

__________________________
*  Previously filed.